SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Brookline Capital Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

11374E 104

(CUSIP Number)

Samuel P. Wertheimer

Chief Executive Officer

600 Lexington Avenue

33rd Floor

New York, NY 10022

Telephone: (646) 603-6716

(Name, Address and Telephone Number of Person Authorized toReceive Notices and Communications)

February 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11374E 104

1	Names of Reporting Person. Brookline Capital Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,627,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,627,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person OO

(1)	Includes (i) 1,380,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”), as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-246287) and (ii) 247,000 shares of the Issuer’s Common Stock underlying units (each unit consisting of one share of Common Stock and one half of one warrant to purchase of one share of Common Stock), acquired pursuant to a Unit Subscription Agreement by and between Brookline Capital Holdings LLC (the “Sponsor”) and the Issuer. The Sponsor is the record holder of the shares reported herein. William Buchanan, Jr., who serves as the Managing Partner of Brookline Capital Markets, a division of Arcadia Securities, LLC (“Brookline”), is the managing member of the Sponsor. Consequently, such person may be deemed the beneficial owner of the shares held by our sponsor and have voting and dispositive control over such securities. Such person disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. Each of our officers, directors and advisors is a direct or indirect member of the Sponsor.

 CUSIP No. 11374E 104

1	Names of Reporting Person. William B. Buchanan, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,627,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,627,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person IN

(1)	Includes (i) 1,380,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”), as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-246287) and (ii) 247,000 shares of the Issuer’s Common Stock underlying units (each unit consisting of one share of Common Stock and one half of one warrant to purchase of one share of Common Stock), acquired pursuant to a Unit Subscription Agreement by and between Brookline Capital Holdings LLC and the Issuer. The Sponsor is the record holder of the shares reported herein. William Buchanan, Jr., who serves as the Managing Partner of Brookline, is the managing member of the Sponsor. Consequently, such person may be deemed the beneficial owner of the shares held by our sponsor and have voting and dispositive control over such securities. Such person disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. Each of our officers, directors and advisors is a direct or indirect member of the Sponsor.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Brookline Capital Holdings LLC, a Delaware limited liability company (the “Sponsor”) and William Buchanan, Jr. (collectively with the Sponsor, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Common Stock

Issuer:	Brookline Capital Acquisition Corp. (the “Issuer”)

600 Lexington Avenue

33rd Floor

New York, NY 10022

Item 2.	Identity and Background

(a)       This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 21.9% of all issued and outstanding shares of Common Stock of the Issuer (7,434,500 as of February 2, 2021), as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 8, 2021; and

(ii) William B. Buchanan, Jr., the managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 600 Lexington Avenue, 33rd Floor, New York, NY 10022.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. William B. Buchanan, Jr. is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Person was $2,495,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on May 27, 2020, 1,437,500 shares of Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated May 27, 2020, between the Sponsor and the Issuer (the “Purchase Agreement”). In July 2020, the Sponsor forfeited 57,500 of the Founder Shares to the Issuer, as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On February 2, 2021, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 247,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to an Unit Subscription Agreement, dated January 28, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Common Stock, and one half of one warrant, each whole warrant exercisable to purchase one share of Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated January 29, 2021).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person as further described in Item 6 below, the Reporting Persons have agreed to (i) waive their redemption rights with respect to their founder shares, the shares of Common Stock included within the Placement Units (the “Placement Shares”) and public shares in connection with the completion of the Issuer’s initial business combination, (ii) waive their redemption rights with respect to their founder shares, Placement Shares and public shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or amendments to our charter prior thereto or to redeem 100% of the Issuer’s public shares if the Issuer does not complete its initial business combination within 15 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and Placement Shares if the Issuer fails to complete its initial business combination within 15 months from the closing of the IPO, although the Sponsor, the directors, officers and advisors of the Issuer will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete their initial business combination within the prescribed time frame. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 7,434,500 shares of Common Stock, outstanding as of February 2, 2021, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on February 8, 2021) are as follows:

Brookline Capital Holdings LLC
a)		Amount beneficially owned: 1,627,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,627,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,627,000
	iv.	Shared power to dispose or to direct the disposition of:	0

William B. Buchanan, Jr.
a)		Amount beneficially owned: 1,627,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,627,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,627,000

The Sponsor is the record holder of the shares reported herein. William Buchanan, Jr., who serves as the Managing Partner of Brookline, is the managing member of the Sponsor. Consequently, such person may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Such person disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. Each of our officers, directors and advisors is a direct or indirect member of the Sponsor.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement and Share Cancellation Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on May 27, 2020, 1,437,500 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. On July 15, 2020, 57,500 of the Founder Shares were forfeited to the Issuer, pursuant to a Share Cancellation Agreement, dated July 15, 2020, between the Issuer and the Sponsor (the “Cancellation Agreement”). The Purchase Agreement provided that a portion of Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. On February 2, 2021, in connection with the exercise of the underwriters’ over-allotment option, no Founder Shares were forfeited or subject to forfeiture.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 14, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On February 2, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 247,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 28, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed to (i) waive its redemption rights with respect to their founder shares, Placement Shares and public shares in connection with the completion of its initial business combination, (ii) waive its redemption rights with respect to its founder shares, Placement Shares and public shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or amendments to its charter prior thereto or to redeem 100% of the Issuer’s public shares if the Issuer does not complete its initial business combination within 15 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its founder shares and Placement Shares if the Issuer fails to complete its initial business combination within 15 months from the closing of the IPO, although the Sponsor, the directors, officers and advisors of the Issuer will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete its initial business combination within the prescribed time frame.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 2, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On January 28, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 2, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of May 27, 2020, by and between the Issuer and Brookline Capital Holdings LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 14, 2020).

Exhibit 10.2	Unit Subscription Agreement, dated as of January 28, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2021).

Exhibit 10.3	Insider Letter, dated as of January 28, 2021, by and among the Issuer, its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of January 28, 2021, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2021).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	BROOKLINE CAPITAL HOLDINGS LLC

	By:	/s/ William B. Buchanan, Jr.
		Name:	William B. Buchanan, Jr.
		Title:	Managing Member

Date: February 12, 2021	/s/ William B. Buchanan, Jr.
William B. Buchanan, Jr.